EXHIBIT 12.1

XTO ENERGY INC.

Computation Of Ratio Of Earnings To Fixed Charges

	YEAR ENDED DECEMBER 31
(in millions, except ratios)	2008	2007	2006	2005	2004
Income before income tax	$3,026	$2,642	$2,961	$1,810	$826
Interest expense	494	267	182	154	94
Interest portion of rentals	5	5	7	8	7
Earnings before provision for taxes and fixed charges	$3,525	$2,914	$3,150	$1,972	$927
Interest expense	$494	$267	$182	$154	$94
Capitalized interest	39	30	18	6	3
Interest portion of rentals	5	5	7	8	7
Total Fixed Charges	$538	$302	$207	$168	$104

Ratio of Earnings to Fixed Charges	6.6	9.6	15.2	11.7	8.9